Exhibit 99.2

To: All Teva employees

Dear Colleagues:

Two weeks ago I announced the new organizational structure and Executive Management. This was the first step in a substantial restructuring plan, which is crucial to restoring our financial security and stabilizing our business.

The organizational restructuring is driven by the need to unify and simplify the organization and improve business performance, and we have no time to waste. We are flattening our organization both top down and sideways, with fewer layers of management and increased accountability. This will ensure better integration, improve productivity and efficiencies, and reduce our cost base.

Today I will share more on how we are moving forward on this process:

•	We are immediately starting the consolidation and streamlining of our supporting infrastructure, manufacturing, R&D and commercial operations. Some of the former global units will be integrated into the new structure, while others will be made redundant.

•	We will substantially optimize our generics portfolio globally, and most specifically in the U.S., through price adjustments and/or product discontinuation. This will enable us to accelerate the restructuring of our manufacturing and supply network, including the closures or divestments of a significant number of manufacturing plants in the United States, Europe, Israel and Growth Markets. All decisions will be business driven and based on network rationalization, as such, the ultimate numbers will vary between countries and regions.

•	We plan to close or divest a significant number of R&D facilities, headquarters and office locations across all geographies.

•	We are also conducting a thorough review of all R&D generics and specialty programs across the entire company to prioritize core projects and cancel others immediately, while maintaining a substantial pipeline.

Additional measures we are taking include:

•	The company will immediately suspend dividends on its ordinary shares and ADSs, while dividends on mandatory convertible preferred shares will be evaluated on a quarterly basis as per current practice.

•	The company will continue to review the potential for the divestment of additional non-core assets.

•	Teva’s annual bonus for 2017 will not be paid due to the fact that the company’s financial results are significantly below our original guidance for the year. Sales commissions will be paid in accordance with existing plans. We intend to provide certain annual salary increases based on performance, reflecting Teva’s commitment to maintain its competitive position in the market.

•	We will work to significantly improve the profitability of all existing markets.

The restructuring plan is expected to result in the reduction of approximately 14,000 positions globally,—over 25% of the workforce—over the next two years, excluding the impact of any future divestments. The majority of the reductions are expected to occur in 2018. All businesses and regions will be affected. In order to reduce ambiguity as much as possible, we are committed to implementing this process in a timely and prudent manner. As such, most affected employees are expected to be notified within the next 90 days. We will work closely with employee representatives and unions around the world throughout the process, and all restructuring efforts will be done in accordance with applicable local requirements.

The two year restructuring plan is intended to reduce Teva’s total cost base by $3 billion by the end of 2019, out of an estimated cost base for 2017 of $16.1 billion. More than half of the reduction is expected to be achieved by the end of 2018.

Every step we take is key to ensuring Teva’s stabilization, as we manage our debt and focus our business to become a much more agile, lean and profitable organization. We will do so while ensuring that we protect our revenues and preserve our core capabilities in generics and in selected specialty assets, in order to secure long-term growth. In 2018, we expect to secure the successful launches of AUSTEDO® and fremanezumab.

Making workforce reductions of this magnitude is difficult, and we do not take them lightly. We will be respectful and transparent throughout these processes and offer severance to impacted employees in accordance with applicable local requirements, as well as outplacement services. I am aware that we will be parting with people who have dedicated years and contributed a great deal to this company, and I deeply appreciate their commitment. We are also aware that these changes impact not only our workforce, but vendors, suppliers and communities where we have played a key role for years. However, there is no alternative to these drastic steps in the current situation.

Today’s announcements are also about positioning Teva for a sustainable future. Through the restructuring and changes, when there are positions available we will first look to filling them with employees from within the company, rather than external hiring. This will create more opportunities for those who remain with Teva. Following this note, there will be communications from each member of the executive management, updating on their own management teams and structures. All information on structural changes will be transparent and easily accessible. The follow on processes will be completed within your businesses and, as mentioned before, notifications and updates will begin in January 2018.

A longer term strategy will come later in the year, however, in the near term we must remain focused on cash flow generation, short term revenue and serving our debt. We must maintain business continuity, and execute the restructuring, all while adhering to the highest standards of ethics and compliance. Finally, it is imperative that we deliver on our plans so that we regain trust and confidence. This is the only way we will be able to continue providing quality medicines to those we serve.

Thank you for your continued contribution and commitment.

Best Regards,

Kåre

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

•	uncertainties relating to our ability to effectively execute a restructuring plan, including: the effects of such restructuring plan, including facilities and workforce reductions, on our business, operations, revenues and profitability; potential disruptions to our business as a result of the restructuring and management attention to the restructuring; uncertainty regarding the timing and amount of exit and disposal costs and severance, and the potential amount and timing of future cost savings, associated with the restructuring and the related workforce reduction; our ability to manage the costs and liabilities associated with a restructuring plan, including exit and disposal costs and severance; the potential loss of tax benefits in Israel as a result of our restructuring plan; and potential labor unrest as a result of our planned workforce reductions

•	uncertainties relating to the potential benefits and success of our new organizational structure and recent senior management changes;

•	our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

•	our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

•	our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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